SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Far East Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

307325100

(CUSIP Number)

Kristian Wiggert

Morrison & Foerster MNP

CityPoint, One Ropemaker Street

London EC2Y 9AW

England

+44-20-7920-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 307325100	13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sofaer Capital Asian Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER
23,109,749
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER
9,664,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,664,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 307325100	13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sofaer Capital Global Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER
23,109,749
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER
9,664,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,664,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 307325100	13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sofaer Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER
23,109,749
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER
9,664,479

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,664,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 307325100	13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Restructuring Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER
23,259,749 (includes 150,000 shares of Common Stock issuable upon exercise of warrants issued to Restructuring Investors Limited as a finders fee)
9 SOLE DISPOSITIVE POWER
4,442,865
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,442,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 307325100	13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Passlake Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER
23,109,749
9 SOLE DISPOSITIVE POWER
566,676
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

566,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.54%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 307325100	13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Persistency
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER
23,109,749
9 SOLE DISPOSITIVE POWER
8,585,729
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,585,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D/A

This statement on Schedule 13D/A (this “Statement”) related to the common stock, par value $0.001 per share (the “Common Stock”), of Far East Energy Corporation, a Nevada corporation (the “Company”).

1.	SECURITY AND ISSUER.

No material change.

2.	IDENTITY AND BACKGROUND.

No material change.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

4.	PURPOSES OF TRANSACTION.

This Item 4 is hereby amended by adding the following:

“Sofaer Capital, Inc., a British Virgin Islands company (“Sofaer”), has attached as Exhibit 99.1 to this Statement a letter, dated October 23, 2006, from Sofaer to the shareholders of the Company confirming its intention to run an opposing slate of directors at the Company’s upcoming annual meeting.”

Except as otherwise described in this Item 4 of this Statement, as amended, the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes.”

5.	INTEREST IN SECURITIES OF THE ISSUER.

A.	Although Sofaer Capital Natural Resources Hedge Fund (“Sofaer Resources”) is managed by independent trustees and pursues its own investment strategy, because of its participation in an intended solicitation of proxies, Sofaer Resources may be deemed the beneficial owner of the Reporting Persons’ shares and the Reporting Persons may also be deemed beneficial owners of Sofaer Resources’ shares. Sofaer Resources owned 739,400 shares of the Company’s Common Stock. The aggregate number of shares of Common Stock of the Company outstanding as of September 5, 2006 was 104,755,121. The Reporting Persons, together with Sofaer Resources, currently own 23,109,749 shares, or 22.1%, of the Common Stock.

Except as otherwise described in this Item 5(a) of this Statement, no material change has occurred.

B.	As of October 20, 2006, Sofaer Resources beneficially owned 739,400 shares of the Company’s Common Stock.

C.	None of the Reporting Persons or Sofaer Resources has effected any transactions in the Common Stock during the past sixty (60) days, except as listed below:

Sofaer Resources acquired 50,000 shares of Common Stock on August 28, 2006 in the open market for a price of $1.21 per share.

Sofaer Resources acquired 50,000 shares of Common Stock on August 28, 2006 in the open market for a price of $1.21 per share.

Sofaer Resources acquired 25,000 shares of Common Stock on August 30, 2006 in the open market for a price of $1.15 per share.

Sofaer Resources acquired 1,500 shares of Common Stock on August 31, 2006 in the open market for a price of $1.13 per share.

Sofaer Resources acquired 135,000 shares of Common Stock on August 31, 2006 in the open market for a price of $1.196 per share.

Sofaer Resources acquired 5,000 shares of Common Stock on September 1, 2006 in the open market for a price of $1.27 per share.

Sofaer Resources acquired 225,000 shares of Common Stock on September 2, 2006 in the open market for a price of $1.1478 per share.

Sofaer Resources acquired 100,000 shares of Common Stock on October 5, 2006 in the open market for a price of $0.9498 per share.

Sofaer Resources acquired 10,000 shares of Common Stock on October 17, 2006 in the open market for a price of $1.00 per share.

Sofaer Resources acquired 19,900 shares of Common Stock on October 18, 2006 in the open market for a price of $1.00 per share.

D.	Not applicable.

E.	Not applicable.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of October 23, 2006, Sofaer Resources has joined as a participant in an intended solicitation of proxies with Sofaer Capital, Inc., Sofaer Capital Asian Hedge Fund and Sofaer Capital Global Hedge Fund, and certain individuals who have been nominated to serve as Directors of the Company. The participants in such solicitation filed a Schedule 14A relating to such solicitation on October 23, 2006.

7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Letter, dated October 23, 2006, from Sofaer to the shareholders of the Company.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 23, 2006

SOFAER CAPITAL GLOBAL HEDGE FUND

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

SOFAER CAPITAL ASIAN HEDGE FUND

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

SOFAER CAPITAL INC.

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

RESTRUCTURING INVESTORS LIMITED

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

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PERSISTENCY

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

PASSLAKE LIMITED

By:	/s/ Kristian Wiggert
Name:	Kristian Wiggert
Title:	Attorney-in-Fact

10 of 10